DISTRIBUTION AGREEMENT

THIS DISTRIBUTION AGREEMENT (“Agreement”) is made effective as of 2007 by and between Micro Paint Holdings Limited, a New Zealand company (“MPH”), and NeoMedia Micro Paint Repair, Inc., a Nevada Corporation having an office located at 13891, Jetport Loop, Units 15-18, Fort Myers, FL 33913, United States of America (“Distributor”).

W I T N E S S E T H:

WHEREAS, MPH manufactures and/or distributes for sale the chemicals, paints, and related products that are more fully described in Section 3.1 hereof (collectively, the “Products”).

WHEREAS, Distributor desires to offer the Products for sale in the Market in the Territory (in each case as described in Section 1.1), on an exclusive basis, as an MPH “White Label” Distributor, such designation entitling the Distributor to market and sell the Products in the Territory under the Distributor's own brand name using Distributor's proprietary labeling.

WHEREAS, MPH desires to appoint Distributor as the distributor of the Products in the Market throughout the Territory on the terms and conditions set out in this agreement.

WHEREAS, concurrent with the execution of this Agreement, pursuant to Section 8.1.4 hereof, and in any event before any technical training of the Distributor by MPH pursuant to this Agreement commences, Distributor must signed a Confidentiality and Non-Competition Agreement in the form attached hereto as Exhibit A (the “Confidentiality and Non-Competition Agreement”).

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements and upon the terms, and subject to the conditions hereinafter set forth, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
APPOINTMENT

1.1	Appointment as an Exclusive Distributor. Subject to the terms and conditions of this Agreement, MPH hereby appoints Distributor as an exclusive distributor of the Products:

1.1.1	throughout the United States of America (the “Territory”);

1.1.2	in the automotive repair and service market (“the “Market”),

and Distributor accepts this appointment.

1.2
Indirect marketing by MPH. The Distributor acknowledges and agrees that MPH indirectly markets the Products in the Territory by various means, including via the Internet and via internationally aligned businesses. Subject to MPH complying with its obligations under Section 1.3, nothing in Section 1.1 precludes MPH from:

1.2.1	continuing its existing indirect marketing activities in the Territory;

1.2.2	developing or pursuing additional worldwide marketing strategies or activities for the Products or marketing strategies through internationally aligned businesses; or

1.2.3	selling Products in the Territory in response to such direct inquiries.

1.3	MPH to Inform and Referral Fees. MPH must inform the Distributor:

1.3.1	of any inquiries for the Products from within the Market in the Territory; or

1.3.2
if customers within the Market in the Territory are aligned with an international business and wish to purchase Products as a result of arrangements made by MPH with related or associated parties of the customer outside of the Market in the Territory.

MPH will, subject to the Distributor having met the Minimum Purchase Requirements set out in clause 1.5 during the relevant period, pay the Distributor a referral fee of between 2.5 to 5% of all sales made directly by MPH to a customer in the Market in the Territory. The final referral fee will be negotiated and agreed at the time the sale of Products to the customer in the Territory is first contemplated. In addition, if MPH requires the Distributor to interact with the customer in any context which will have the effect of securing a sale or adding value to the sales process, then MPH will pay to the Distributor a referral or other appropriate fee commensurate with services provided by the Distributor, such fee for Distributor’s services is to be negotiated at the time the sale of Products to the customer is first contemplated on a case by case basis.

1.4
Sub-Distributors. Distributor may appoint, license or contract with Affiliates and franchisees or with other non-affiliated distributors, dealers, wholesalers, retailers, jobbers and other businesses (collectively, “Dealers”) to sell, market and distribute the Products as long as any such Dealer executes the Confidentiality and Non-Competition Agreement. Affiliates of Distributor and Dealers are collectively referred to in this Agreement as “Sub-Distributors.” No appointment, license or contract by Distributor with a Dealer or Sub-Distributor shall absolve Distributor of its duties and obligations pursuant to this Agreement, however, and Distributor shall remain principally and wholly liable for any transactions involving MPH, the Products and any such Dealer or Sub-Distributor.

1.5	Minimum Purchase Requirements. The Distributor must remit payment for purchases from MPH according to the following schedule:

1.5.1	For the first twelve months of this Agreement, not less than US$250,000;

1.5.2	In every calendar year following, the minimum purchase requirement per year shall increase by 30% over the yearly requirement of the prior year.

All payments remitted to MPH by the Distributor for MPH supplied services during the applicable period for paint and chemical products shall count towards the minimum purchase requirement for the period provided that sales on which MPH is required to pay a referral fee to the Distributor pursuant to clause 1.3, shall not count towards the minimum purchase requirement for the period.

1.6
Failure to meet minimum purchase requirement. If the total purchases do not meet or exceed the minimum purchase requirement for any 12 month period, MPH may, in its sole discretion, appoint an additional distributor (or distributors) in the Territory.

1.7	Terms of Delivery of Product. Terms of delivery are ex-works from a site designated by MPH and are subject to change.

1.8
Third Party Distributors. Except where otherwise contemplated in this Agreement, during the continuance of this Agreement, MPH will not sign a Distributor Agreement with any third party to distribute the Products in the Territory.

1.9	Distributor Right to Use or Resell. Distributor may use or resell the Products purchased from MPH under this Agreement.

1.10
Relationship of Parties. MPH and Distributor are each independent contractors and nothing in this Agreement will be construed or interpreted as creating an employer/employee, agency, joint venture or any similar relationship between the parties. Consequently, (a) Distributor is and will remain an independent purchaser and seller of the Products, (b) neither party will have or exercise any right or authority to assume or create any obligations or responsibilities, including without limitation contractual obligations, on behalf of or in the name of the other party, and (c) each party hereto will be exclusively responsible for paying all income and other taxes and costs and all expenses relating to its respective business.

1.11
Distributor Not To Bind MPH. Distributor agrees that it will at no time represent to any other party that it is an agent of either MPH or is acting on behalf of MPH. Distributor agrees that it will not undertake any agreements with any other parties (including, but limited to, with Dealers, Sub-Distributors, affiliates and franchisees) that state, imply, infer or leave open the possibility or prospect that it has the right to bind MPH to any sort of undertaking or instrument and Distributor agrees to indemnify MPH against any and all actions that could arise or be brought against MPH due to a breach of this Section 1.12.

ARTICLE 2
DUTIES OF DISTRIBUTOR

2.1	Duties of Distributor. Distributor shall, subject to the terms and conditions of this Agreement:

2.1.1	use its reasonable efforts to protect and promote the sale of the Products throughout the Territory using appropriate marketing and advertising programs and campaigns;

2.1.2	maintain a sufficient stock of the Products in inventory to allow prompt filling of all orders placed by Distributor's Sub-Distributors, affiliates and franchisees;

2.1.3	furnish MPH with such forecasts of anticipated Product sales and shipment schedules as MPH may reasonably request from time to time;

2.1.4	refrain from tampering with the Products as set forth in detail in Section 8.2;

2.1.5
keep confidential and treat as trade secrets, and cause employees, agents and consultants to keep confidential and treat as trade secrets, all information disclosed to Distributor by MPH concerning the composition of the Products and the methods, procedures, specifications and techniques used in conjunction with the Products or the application of the Products, all as described in detail in Section 8.1 hereof;

2.1.6	purchase, use and sell for use with the Products only those products, materials, equipment and supplies that are compatible with the Products as set forth in more detail in Section 3.2;

2.1.7	submit the Product packaging labels to MPH for its review and approval as set forth in Section 9.2; and

2.1.8	only purchase Products from MPH for which MPH offers pricing to Distributor that is better than or equal to Distributor’s alternate sources.

ARTICLE 3
PRODUCTS, PRICES AND PURCHASES

3.1
Products. For the purposes of this Agreement, “Products” mean those chemicals, paints, software and related products manufactured or distributed by MPH. If MPH adds new paints, chemicals or related products to its line of Products, enhances or improves the Products, or substitutes different products during the Term of this Agreement, then these additional, enhanced, improved, or substitute products will be deemed to be added to this Agreement and Distributor will be entitled to buy and distribute them in accordance with this Agreement.

3.2
Non-Proprietary Products. The parties agree that anyone using the Products will also need to or may wish to obtain and use various other products, materials, equipment and supplies that are associated with use of the Products (“Non-Proprietary Products”). Distributor will be entitled to purchase, use and sell the Non-Proprietary Products obtained from sources other than MPH. If Distributor desires to purchase any Non-Proprietary Products from such other supplier, then Distributor will submit samples and/or specifications to MPH for review and/or testing to determine whether such Non-Proprietary Products are compatible with the Products. If MPH does not present Distributor with proof that the Non-Proprietary Products are incompatible with the Products within thirty (30) days of submission of the samples or specifications, Distributor will be entitled to purchase, use and sell the Non-Proprietary Products for use with the Products. MPH is entitled to discontinue the sale of any of the Non-Proprietary Products.

3.3
Prices for Products. The prices for the Products will be in accordance with the schedule of prices provided by MPH to the Distributor from time to time provided that during any period that the distributorship arrangement hereunder is exclusive MPH shall offer Product pricing which is no less favorable than that offered to any other exclusive distributor of Products.

3.4	Payment Terms.

3.4.1	MPH will invoice Distributor for each purchase order received by MPH upon delivery in accordance with this Agreement.

3.4.2
Except where credit is offered in accordance with clause 3.4.3, or as otherwise agreed in writing by MPH, payment must be made at the time a purchase order is placed by way of irrevocable letter of credit from a first class bank acceptable to MPH or cleared funds.

3.4.3
The Distributor shall, subject to clause 3.4.5, have available to it a credit limit of $10,000 per month. Payment of credit accounts is due on or before the 20th of the month following delivery of Products unless otherwise agreed in writing. The parties will review the adequacy of the credit limit on a regular basis.

3.4.4
All payments by Distributor under this Agreement shall be payable to MPH by Distributor in the official and legal currency of the United States Dollar.  Such payment shall, except where a letter of credit is provided, be made by bank cheque or in cash by wire transfer of immediately available funds to an account specified by MPH.

3.4.5
Without prejudice to the other provisions of this Section 3.4 or any other right or remedy of MPH, if Distributor is in arrears with respect to any payment due to MPH, or in the reasonable opinion of MPH, Distributor is or will be unable to pay its debts as they fall due, then: (a) MPH may elect not to deliver the Products except against contemporaneous payment by Distributor in cash in full of all amounts due and owing to MPH; (b) all amounts owed to MPH by Distributor shall become immediately due and payable; and (c) if payment in full is not received on the due date MPH reserves the right to charge interest on any amount outstanding calculated at 2% per month or part thereof with interest continuing to accrue after judgment

3.5	Resale Prices. Distributor will have the absolute right to resell the Products at any price determined by the Distributor at its sole discretion.

ARTICLE 4
TERM

4.1
Term. Unless terminated as provided herein, the term of this Agreement will commence on the date of this Agreement and, shall remain in force for as long as the parties to the agreement meet their respective obligations as contained herein; or, until such time as the parties terminate the agreement in accordance with the terms described herein.

ARTICLE 5
OBLIGATIONS OF MPH

5.1
General Obligations. MPH will (a) supply the Products ordered by Distributor ex-works within 30 days (but will use MPH’s reasonable commercial efforts to deliver in a shorter period) and promptly notify Distributor of any changes in projected manufacturing or delivery dates regarding same, (b) promptly notify Distributor in writing of any changes to the specifications of the Products, (c) promptly provide Distributor with all documentation and information as may be necessary to allow Distributor to arrange for the transportation of the Products at the time and to the destinations specified by Distributor, and (d) promptly notify Distributor in writing of all new Products that Distributor will have the right to sell and distribute.

5.2
Web Site. MPH will establish and provide access to a website on an on-going basis for the Distributor and customers of the Distributor. MPH will charge and the Distributor will pay a technical services fee in an amount stipulated by MPH from time to time for this service. The website will contain access to a colour match library which will contain all available colour matching formulas. The colour match library will be regularly updated with the required colours for paint from all major car markers from Japan, Korea, Australia and Malaysia. MPH will use reasonable commercial efforts to ensure that there is an adequate back up system in order to provide continued and uninterrupted access to the website and the colour match library.

5.2
Material Safety Data Sheets. For each of the Products, MPH will provide Distributor with a Material Safety Data Sheet (“MSDS”), as that term is defined in 29 CFR § 1910.1200(g) of the United States Code of Federal Regulations. MPH will supply each MSDS in English (if required), within ninety (90) days of the date of this Agreement, and will also supply a French and/or Spanish translation (if required). MPH will supply the MSDS to Distributor in electronic format. In the event that Distributor determines that the laws or regulations of any country, state or province where Distributor is selling the Products require a MSDS document that contains different information or formatting than that specified under 29 CFR § 1910.1200(g), Distributor shall provide MPH with the relevant law or regulation and MPH shall prepare a version of the MSDS for each of the Products that complies with those laws and regulations. If the MSDS is updated or modified at any time during the Term of this Agreement, MPH will provide Distributor with an updated or modified MSDS with the first shipment of the Products to Distributor after the date that the MSDS is updated or modified. Each MSDS will be prepared at MPH's expense, but Distributor will bear the costs of printing and distribution of the MSDS for each of the Products.

5.3
Advertising and Marketing Materials. MPH will from time to time (but without any obligation to so do) provide Distributor, at no charge to Distributor, samples of sales and marketing literature that MPH has developed in connection with its marketing of the Products, such as catalogs, brochures, flyers, advertisements and other sales literature or video presentations concerning the qualities, properties, advantages and uses of the Products. If available, samples of this literature will be made available in English, French and/or Spanish. Distributor will be free to use any or all of the content of this literature in developing and producing its own sales and marketing literature to be used in conjunction with the sale of the Products by Distributor. Distributor will be responsible for all expenses associated with the creation and reproduction of its sales and marketing literature and all labeling associated with Distributor's “brand name” for MPH's products. Distributor agrees to submit copies of all proposed MSDS sheets, sales and marketing materials to MPH's compliance department prior to use in the marketplace.

ARTICLE 6
PRODUCTS, ORDERS, DELIVERY, LABELING AND SHIPPING

6.1
Purchase Orders. Distributor will submit purchase orders to MPH for all Products to be purchased by Distributor. Each purchase order will be subject to the provisions of this Agreement. If there is a discrepancy between the provisions of this Agreement and the terms of any purchase order, order confirmation or other communication between the parties, whether or not such communication is acknowledged by the other party, then the provisions of this Agreement will govern.

6.2
Delivery Terms. Unless otherwise agreed in writing, all deliveries of Products will be ex-works at MPH's manufacturing site or at whatever distribution site MPH chooses and communicates to Distributor in writing. Title to the Products and all risk of loss or damage to the Products will pass to Distributor when MPH loads the Products onto the common carrier's vehicle at MPH's manufacturing site or at whatever distribution site MPH chooses and communicates to Distributor in writing.

6.3
Labeling. MPH will deliver all Products to Distributor's common carrier properly packaged and labeled in shipping cases. Distributor will instruct MPH at the time of placing its order as to whether the Product containers themselves should be labeled by MPH. If so instructed MPH will apply labels supplied by Distributor to the Products. In order for Distributor to produce these labels, MPH agrees to supply Distributor with copies of all labels developed by MPH for each of the Products that meet the requirements of Section 9.2. Distributor will substitute its various brand names for the brand names previously used by MPH on these labels. Distributor will then print the new labels at its sole cost. Distributor will provide a copy of each of the labels to MPH for its review and approval before final printing pursuant to Section 9.2, such approval not to be unreasonably withheld. Before final printing, Distributor will make all changes to the label designated by MPH in writing as necessary to comply with laws or regulations. In the event that Distributor instructs MPH not to label containers, Distributor will be responsible for the cost of labeling the Products at or en-route to their destination.

6.4
Shippinq. Distributor will be responsible for arranging and paying for all transportation of the Products from the manufacturing plant (or at whatever distribution site MPH chooses and communicates to Distributor in writing) to any final destination. MPH will be responsible for preparing all documentation required to export the Products from the manufacturing plant or import the Products into any other country where the Products are sold. Distributor agrees, however, to cooperate in this process by providing all information in its possession that may be required of MPH by the customs services of any of these countries or any other agency or instrumentality of any government. Distributor also agrees to pay any tariffs, duties or other sales taxes imposed on the Products by reason of their import or export.

ARTICLE 7
PRODUCT ACCEPTANCE AND WARRANTY

7.1
Acceptance of Products. Distributor or its agents will examine all incoming Products as soon as possible upon arrival of the Products at the destination specified by Distributor, but in no event later than ten (10) business days from the date of receipt. Distributor will promptly report to MPH in writing all shortages, damages, defects or discrepancies in each shipment. Upon providing supporting material that the shortage, damage, defect or discrepancy existed at the time MPH made the Products available for shipping, MPH will promptly deliver additional or substitute Products to Distributor, who will alternately deliver additional or substitute Products to its Sub-Distributor, franchisee, affiliate or Dealer in accordance with the delivery procedures set forth in this Agreement. In the event that the loss or damage occurred during shipping, Distributor will file an appropriate freight loss and damage claim with the carrier and arrange for disposal of any damaged Products.

7.2
Damaged or Defective Product. In the event that any of the Products MPH ships are damaged or defective at the time they are made available for shipping, Distributor will store the damaged or defective Products and combine them for shipment back to MPH along with a packing list that briefly describes the damage or defects. MPH will then ship replacement Products to Distributor, who will deliver additional or substitute products to its Sub-Distributor, franchisee, affiliate or Dealer to whom the damaged or defective Products were shipped. Damaged or defective Products for the purposes of this Section 7.2 do not include Products that are lost or damaged in shipping for which Distributor shall look to the carrier for redress pursuant to Section 7.1.

7.3	Warranties.

7.3.1
MPH’s liability in respect of any defect in or failure of the Products supplied or failure to meet specification is limited to, with respect to defects notified in accordance with clause 7.1, delivery of additional or substitute Products to Distributor in accordance with clauses 7.1 and 7.2;

7.3.2	No other conditions, representations, guarantees or warranties are given or implied.

7.3.3
In no event shall MPH be responsible for consequential or any other damages whatsoever including personal injury or property damages except to the extent, if any, that this is required by law without right of exclusion.

7.3.4
Unless MPH has expressly contracted to provide technical assistance or services MPH shall not be liable for loss or damage caused by incorrect application, installation, erection or fixing (even when MPH has given advice concerning the same or MPH’s specifications are followed) where Products are supplied by MPH are installed, erected or fixed by a third party for the Distributor.

7.3.5	The Distributor shall ensure that its terms of supply and/or trade reflect the above and shall indemnify MPH for any failure to do so.

ARTICLE 8
CONFIDENTIALITY, TRADE SECRETS AND NON-COMPETITION

8.1	Confidentiality and Non-Competition Agreement

8.1.1.
Distributor acknowledges that the formula of each of the Products are trade secrets and covenants and agrees that it shall not, directly or indirectly, during the Term of this Agreement, or at any time thereafter, take any steps to reproduce, reverse engineer or otherwise ascertain the formulas for any such Product, nor shall it attempt to manufacture or produce such Product or the System.

8.1.2
Distributor and all of its Sub-Distributors, franchisees, affiliates or Dealers are prohibited from performing any analytical analyses of the Products, whether during the Term of this Agreement or at any time thereafter. It shall be the responsibility of Distributor to obtain either separate Confidentiality and Non-Competition Agreements in the form attached hereto as Exhibit A from its Sub-Distributors, franchisees or Dealers, or to include provisions containing all of the provisions of the Confidentiality and Non-Competition Agreement in its agreements with Sub-Distributors, franchisees or Dealers for the benefit of MPH. In addition, Distributor shall require that its Sub-Distributors, franchisees or Dealers obtain either separate Confidentiality and Non-Competition Agreements in the form attached hereto as Exhibit A from their employees and contractors that use or apply the Products or include provisions containing the provisions of the Confidentiality and Non-Competition Agreement in its agreements with such employees and contractors.

8.1.3
Distributor shall require any and all of its managers, employees, agents, directors, officers, partners, members, affiliates or independent contractors having access to any Confidential Information of MPH (as defined in the Confidentiality and Non-Competition Agreement) to (a) execute a copy of the Confidentiality and Non-Competition Agreement, and (b) provide such Confidentiality and Non-Competition Agreement to MPH or, alternatively, to include provisions containing all of the provisions of the Confidentiality and Non-Competition Agreement in its agreements with its managers, employees, agents, directors, officers, partners, members, affiliates or independent contractors having access to any Confidential Information for the benefit of MPH. .

8.1.4
On the date hereof, if not already accomplished under the terms of the prior agreement, Distributor shall execute the Confidentiality and Non-Competition Agreement attached hereto as Exhibit A and provide same to MPH contemporaneous with the execution of this Agreement. The Distributor’s rights under this agreement are conditional on executing that agreement.

8.2
Non-tampering Agreement. Distributor agrees to refrain from tampering with, altering or modifying the Products without the express written consent of MPH. In order to ascertain that Distributor is complying with this obligation, MPH shall be entitled, at any reasonable time, to remove and test samples of the Products from Distributor's inventory or the inventory of Distributor’s affiliates, Sub-Distributors, franchisees or Dealers. MPH will not be required to pay for these samples. MPH will promptly replace all such samples at its cost. MPH will take the smallest quantities reasonably necessary for testing and will not take a quantity of the Products at any affiliate, Sub-Distributors, franchisees or Dealers location that will impair the ability of the affiliate, Sub-Distributors, franchisees or Dealers to serve its customers. An independent certified laboratory selected by MPH will do all testing of these samples. The cost of such testing will be borne by MPH unless the testing demonstrates that the Products sampled were not supplied to Distributor by MPH or have been tampered with, altered or modified without the written consent of MPH, in which case the cost of testing will be borne by Distributor.

8.3
Affiliates of Distributor. Distributor agrees to honor (and shall cause its affiliates, Sub-Distributors, franchisees or Dealers to honor) the provisions of this Article 8 while Distributor has control by way of ownership or otherwise. Article 8 shall not apply to any publicly traded company unless it sells or distributes the Products.

8.4
Injunctive Relief. Notwithstanding any other provision of this Agreement, the parties hereto understand and agree that the remedy of indemnity provided herein and other remedies at law would be inadequate in the case of any breach of the provisions of the Confidentiality and Non-Competition Agreement or this Agreement, and the parties hereto agree that either party will be entitled to equitable relief, including the remedy of specific performance, without posting of bond or other security, with respect to any breach or attempted breach of such provisions.

ARTICLE 9
LEGAL COMPLIANCE

9.1
In General. Distributor and its affiliates shall each comply with all national, state or provincial, and local or municipal laws, ordinances, by-laws, rules, regulations, orders, rulings and permits applicable to its performance under this Agreement. Distributor and its affiliates agree to promptly make all reports to and filings with governmental agencies required by applicable laws, by-laws, rules and regulations and to obtain all approvals, licenses, permits and permissions necessary for its operations under this Agreement. Distributor shall pay its own costs incurred in making such filings and reports and in obtaining such approvals, licenses, permits and permissions. MPH shall provide Distributor, upon request, with the information deemed by the Distributor to be necessary to make such filings and reports and to obtain such approvals, licenses, permits and permissions.

9.2
Packaging and Labeling. Distributor will be responsible for developing labeling and packaging for the Products that are in compliance with all laws, by-laws, rules and regulations of each of the countries in which the Products are sold by Distributor. Prior to the first shipment of Products by Distributor into any country, Distributor and MPH shall cooperate to do research to determine what laws, by-laws, rules and regulations may apply to packaging and labeling of paint and chemical products generally. MPH will then develop any additional or different labels and packaging pursuant to Section 6.3 that are necessary to comply with these laws and regulations.

ARTICLE 10
TERMINATION

10.1
Termination. In addition to any other rights of termination provided for in this Agreement, this Agreement may be terminated before the expiration of the Term, in accordance with any of the following provisions:

10.1.1
Termination For Cause With Notice. Except as provided to the contrary in this Agreement, either party may terminate this Agreement if the other party commits a significant or material breach of this Agreement and fails to cure such breach within sixty (60) days after receipt of a written notice from the party alleging the breach;

10.1.2
Termination by Distributor. Distributor shall have the right to terminate this Agreement for any reason on giving sixty (60) days written notice to MPH to this effect, provided, however, that Distributor shall comply with the provisions of Section 10.2 hereof as they relate to termination pursuant to this Section 10.1(c).

10.2
Riqhts and Obliqations upon Termination. The expiration or termination of this Agreement will not release or affect the obligations of either party to pay all amounts then due to the other party. Upon termination by Distributor of this Agreement pursuant to Sections 10.1.1 or 10.1.2 hereof, MPH will become entitled to sell the Products directly to all Sub-Distributors, franchisees or Dealers of Distributor to which Distributor sold Products during the Term.

10.3
Limitation of Liability. Except for amounts contemplated in Section 10.2, under no circumstances will MPH be liable to Distributor due to the termination or expiration of this Agreement in accordance with its terms. Except for amounts contemplated in Section 10.2, the Distributor will not be entitled to any compensation, reimbursement or damages from MPH for: (a) loss of prospective compensation, profits or income or other consequential damages; (b) loss of anticipated sales; (c) goodwill or loss thereof; or (d) expenditures, expenses, investments, leases or any type of commitment made in connection with, or in reliance upon, this Agreement.

ARTICLE 11
DISPUTE RESOLUTION

11.1
Unaided Negotiations. All disagreements, disputes and controversies (each, a “dispute”) between the parties arising from or relating to this Agreement, including, but not limited to, allegations of fraud and misrepresentation, shall be settled by the procedures specified in this Article. If one party believes the other party has breached this Agreement, that party shall promptly notify the other party in writing. The party receiving such a notice shall respond in writing within twenty (20) days after receipt. If the dispute is not promptly resolved there shall follow, within twenty (20) days, after written notice, a meeting of the representatives of the parties. The purpose of the meeting shall be to discuss and negotiate in good faith, a resolution of any outstanding dispute. The location of the meeting will be in Auckland, New Zealand. All negotiations pursuant to this Article are confidential and shall be treated as compromise and settlement negotiations.

11.2
Mediation. If the procedure outlined in Section 11.1 fails to bring about a prompt resolution of the dispute, then within twenty (20) days following the meeting of the parties, the parties shall initiate a voluntary, non-binding mediation conducted by a mediator mutually-agreed upon by the parties. If the parties are not able to agree upon a mediator, they shall request that the President of the Auckland District Law Society appoint a capable mediator for them. The parties shall bear equally the costs and expenses of this mediation and endeavor in good faith to resolve their differences. Mediation pursuant to this Article is confidential and shall be treated as compromise and settlement negotiations.

11.3
Choice of Law; Litigation. This Agreement will be construed under and subject to the laws of New Zealand without regard to the conflict of laws principles thereof. The parties agree to waive any provision in the United Nations Convention on the Law Applicable to the International Sale of Goods or any other treaty or international convention to which New Zealand is or may become signatories which might lead to a different choice of law. The parties hereto hereby submit to the non-exclusive jurisdiction of the courts of New Zealand for all litigation, court actions and other legal proceedings between the parties arising under this Agreement. Distributor and MPH and their respective officers, directors, and employees hereby submit to personal jurisdiction in New Zealand for all such litigation and waive any rights they may have to contest personal jurisdiction or venue elsewhere and any claims that such jurisdiction or venue is invalid.

ARTICLE 12
INDEMNIFICATION AND LIABILITY LIMITATION

12.1
Distributor Indemnification of MPH. Distributor agrees as much as is reasonably possible to comply with all municipal, city, Provincial and Federal laws, by-laws, regulations, ordinances and any other regulations with which it must comply. Distributor shall indemnify and hold MPH, its officers, directors, employees, agents, successors and assigns harmless against, and will reimburse MPH for, all losses, claims, damages, judgments, costs and expenses of whatever form and nature, including, without limitation, attorneys' fees, court costs and litigation expenses, whether direct or indirect, that MPH, or any of is officers, directors, employees, agents, successors or assigns, may sustain or incur as a result of: (a) any failure by Distributor and/or its directors, officers, employees, Dealers, affiliates, franchisees and Sub-Distributors (collectively, the “Distributor Parties”) to comply with any municipal, city, Provincial and Federal law, by-law, regulation, ordinance or any other regulation, (b) any distribution, sale, use or misuse of the Products by the Distributor Parties; (c) any loss, claim or action based on the negligence, misfeasance or nonfeasance of the Distributor Parties, including, but not limited to, actions by each or any Distributor Party involving or administering training concerning the Products or the System or any environmental liability involving, relating to or arising from the Products, or (d) any liability arising due to or as a result of the labeling of the Products.

12.2
MPH Liability. MPH shall not be obligated or liable for any injury or death of any person or damage to any property caused by the Distributor's action, failure to act, negligence or willful conduct, nor for any liability of the Distributor, whether or not the same be covered by insurance arranged pursuant to this Agreement. For purposes of this Agreement, if the Distributor can control or cause the actions or omissions of any Distributor Party, or can control or cause any Distributor Party’s to omit to take any action, MPH shall not be obligated or liable for any injury or death of any person or damage to any property caused by the any Distributor Party’s action, failure to act, negligence or willful conduct, nor for any liability of the Distributor Party, whether or not the same be covered by insurance arranged pursuant to this Agreement or otherwise.

12.4
Tax indemnity. The Distributor shall indemnify and hold MPH and any of its affiliates and its and their respective directors, shareholders, officers, partners, members and employees harmless from and against any and all taxes that the Distributor may be required by applicable law to pay.

ARTICLE 13
INSURANCE

13.1
General and Products Liability Insurance. Distributor will procure and maintain in full force and effect general and products liability insurance with coverage of at least five million dollars (US$5,000,000) insuring MPH and Distributor, Sub-Distributors, franchisees or Dealers and their respective officers, directors, employees and agents from and against any and all losses, liability, damages, causes of action, lawsuits, claims, and expenses of any kind whatsoever (“Claims”), including Claims for personal injury, death, property damage and all other occurrences, arising out of, in connection with or related to the Products, the application of the Products, the use of the Products, and the operation of Distributor's businesses. The insurance policy will specifically provide coverage for Claims made against either Distributor or MPH based on the failure of the Products to perform as represented and Claims for product liability.

13.2
Approval of Insurance Companies; Evidence of Coverage. Distributor will provide MPH with a certificate evidencing the insurance coverage set forth in Section 13.1 within thirty (30) days after the date of this Agreement, if not already accomplished in accordance with the prior agreement.

ARTICLE 14
GENERAL TERMS

14.1
Force Majeure. “Force Majeure” will mean any event or condition, not existing as of the date of this Agreement, not reasonably within the control of either party, which prevents in whole or in material part the performance by one of the parties of its obligations under this Agreement or which renders the performance of such obligations so difficult or costly as to make such performance commercially unreasonable. Without limiting the generality of the foregoing, the following will constitute events or conditions of Force Majeure: acts of State or governmental action, embargoes, riots, disturbance, war, strikes, lockouts, slowdowns, prolonged shortage of energy supplies, delays in transportation, fire, flood, hurricane, typhoon, earthquake, lightning, explosion, and problems related to the inability of computers (used by either the parties or their vendors) to properly recognize or process data as a result of any wide-spread computer related problems or viruses or any major currency collapse or severe economic change which makes the performance of the obligations of either party hereunder practically impossible or economically unrealistic. Upon giving written notice to the other party, the party affected by an event of Force Majeure will be released without any liability on its part from the performance of its obligations under this Agreement, but only to the extent and only for the period that its performance of such obligations is prevented by the event of Force Majeure. An event of Force Majeure will not relieve or affect in any way either party's obligation to pay all amounts due and owing under this Agreement.

14.2	Rebates. The Distributor acknowledges that MPH may receive rebates from suppliers of MPH or the Distributor in respect of purchases made by MPH or Distributor.

14.3
Non-competing business. MPH acknowledges that the Distributor may operate other non-competing dealerships or sell other non-competing products or offer non-competing services within its facility and/or at the same time as it operates its Distributorship.

14.4
Expenses. Each party will be solely responsible for and will pay all expenses it incurs in fulfilling its obligations under this Agreement. Each party has had the opportunity to seek legal counsel regarding this Agreement.

14.5
Assignment. This Agreement is personal to and non-assignable by the Distributor, except with the prior written consent of MPH, which may not be unreasonable withheld. For the purpose of this provision the term “assignment” shall include any sale, assignment, transfer, pledge, hypothecation, encumbrance or other disposition of this Agreement or of the Distributor's rights hereunder, including, but not limited to, any transfer or assignment resulting from the death of the Distributor, bankruptcy of the Distributor, or otherwise resulting by operation of law. In the event that this Agreement is made with or assigned to a corporation, the term “assignment” shall also include any change in voting control of the Distributor from the person or persons who directly or indirectly hold(s) such control on the date of this Agreement.

14.6
Notices. All notices required under this Agreement must be in writing and by at least one of the following means; (a) personally delivered, (b) facsimile, (c) sent by registered or certified air mail, postage prepaid, or (d) delivered by a recognized international delivery service (such as Federal Express, United Parcel Service or Airborne Express), which requires the signature of the addressee or its agent for delivery.

Copies of all notices sent to MPH by Distributor shall be sent to the attention of:

Micro Paint Holdings Limited
c/-Knight Coldicutt
Private Box 106214, Auckland City, New Zealand
Attention: Michael Alexander
Facsimile: +64 9 309 2777

Copies of all notices sent to Distributor by MPH shall be sent to the attention of:

AutoXperience
13891 Jetport Loop, Units 15-18
Fort Myers, FL 33913
Attention: Paul Grzebielucha

Any notice will be effective upon the earlier of (a) receipt by the party to which notice is given, or (b) the tenth (10th) business day following the date such notice was sent which date shall be evidenced by an affidavit of the sender.

14.7
Entire Agreement. The within Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all previous proposals and agreements, whether oral or written, and all prior negotiations, conversations, correspondence, understandings or discussions between the parties related to the subject matter of this Agreement.

14.8
Amendment. This Agreement may not be, and will not be deemed or construed to be modified, amended, rescinded, canceled or waived, in whole or in part, except by a written amendment signed by both parties. An alleged verbal modification or amendment to this Agreement will be void and unenforceable.

14.9
Severability. If any of the terms of this Agreement are in conflict with any law, statute, rule, ordinance, or order or otherwise unenforceable under the laws or regulations of any government or subdivision thereof, such terms will be deemed stricken from this Agreement, but such invalidity or unenforceability will not invalidate any of the other terms of this Agreement, and this Agreement will continue in force.

14.10
Waiver. The failure of MPH or Distributor to exercise any of their rights under this Agreement, or to insist on strict compliance by the other party, and no custom or practice of the parties at variance with the terms of this Agreement, will constitute any waiver of either party's right to demand exact compliance with the terms of this Agreement. A waiver by either party of any specific default will not affect or impair the right of that party with respect to any subsequent default of the same or different nature, nor will any delay or omission to exercise any right arising from a default affect or impair the rights of that party with respect to such default or any subsequent default.

14.11	Headings. All titles and headings used in this Agreement are for convenience in reference only and should not be used to interpret or construe this Agreement.

14.12
Counterparts. This agreement may be signed in two or more counterparts (including facsimile or email copies), all of which when taken together shall constitute one and the same instrument and a binding and enforceable agreement between the parties.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers or employees.

MICRO PAINT HOLDINGS
LIMITED

By:	/s/ Les Ellison

Name:
Title:

NEOMEDIA MICRO PAINT REPAIR, INC.

By:	/s/ Scott Womble

Name:
Title:

EXHIBIT A

CONFIDENTIALITY AND NON-COMPETITION AGREEMENT

THIS CONFIDENTIALITY AND NON-COMPETITION AGREEMENT (the “Agreement”) is made effective as of 2007 by and between Micro Paint Holdings Limited, a New Zealand company with New Zealand Companies’ Office number [ ] (“MPH”), and NeoMedia Micro Paint Repair, Inc., a Nevada Corporation having an office located at 13891, Jetport Loop, Units 15-18, Fort Myers, Florida, United States of America (“Distributor”)

W I T N E S S E T H :

WHEREAS, MPH is engaged in the sale and distribution of chemicals and paints for use in application on automobiles and accessories related thereto (the “Business”);

WHEREAS, Distributor is being trained in the procedures and processes of the MPH painting system (the “System”) and realizes that the System represents a unique proprietary process (the “Training”);

WHEREAS, in addition to exposure to the System, Distributor will be exposed in the course of the Training and become privy to certain written, oral or electronic proprietary information of MPH, including, without limitation, technology, know-how, trade secrets, paint recipes, formulae, processes, ideas, inventions (whether patentable or not), schematics, products and other technical, business, financial, marketing, product and customer information, which to the extent previously, presently, or subsequently disclosed to Distributor is hereinafter referred to as “Confidential Information” of MPH;

WHEREAS, as a condition to the provision of the Training, exposure to the System and the disclosure of the Confidential Information to the Distributor, MPH requires that Distributor execute and deliver this Agreement in which each Distributor agrees, as set forth below, not to compete with MPH for a specified period of time and to maintain the Confidential Information in confidence and not to use such information except in furtherance of the Business, and that without Distributor’s agreement to execute and deliver this Agreement, MPH would not perform the Training or disclose the Confidential Information; and

WHEREAS, concurrent with the execution of this Agreement, and in any event before any training of the Distributor by MPH pursuant to this Agreement is initiated, Distributor has signed a Distribution Agreement with MPH (the “Distribution Agreement”).

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements and upon the terms, and subject to the conditions hereinafter set forth, the parties, intending to be legally bound, hereby agree as follows:

1.	Nondisclosure and Noncompetition.

1.1	Distributor acknowledges and agrees that this Agreement is necessary to protect the System and the Confidential Information of MPH.

1.2
Distributor acknowledges and agrees that sharing any such Confidential Information with third parties would be detrimental to MPH and could place MPH at a competitive disadvantage. Distributor agrees that he, she or it shall not at any time, directly or indirectly, disclose to any person or entity any Confidential Information or any customer of MPH. The foregoing restrictions and obligations under this Section 1.2 shall not apply to (i) any Confidential Information that is or becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by Distributor, (ii) any information obtained by Distributor from a third party which Distributor has no reason to believe is violating any obligation of confidentiality to MPH or (iii) any information Distributor is required by law to disclose.

1.3
Distributor covenants and agrees that, except in accordance with the Distribution Agreement, during the term of the Distribution Agreement and, with respect to the Distributor and any associated or related party (but not any other unrelated third party) for a period of five (5) years following the termination of that agreement, he, she or it shall not engage in any or all of the following activities, whether directly or indirectly, as an owner, agent, principal, director, officer, partner, member or stockholder, or as an employee, consultant, agent or advisor of any person, firm, or corporation:

a) Enter into or engage in the Business anywhere in the world, whether through franchising, licensing or direct operations or as part of any other business directly or indirectly competitive with MPH;

b) Solicit or induce, or attempt to solicit or induce, any employee of MPH to leave such company for any reason whatsoever;

c) Interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between, on the one side, MPH and, on the other side, any customer, supplier, lessor, lessee or employee of MPH.

Notwithstanding the foregoing restrictions and obligations contained in this Section 1.3:

d)
Distributor may own up to 4.99% of the securities in a corporation so engaged in a business that competes with MPH provided that such securities are listed on a national securities exchange or OTCBB or reported on The Nasdaq National Market;

e)	The restriction in Section 1.3 a) shall not apply to any employee of the Distributor or any employee of any other party signing this Agreement.

1.4
Distributor acknowledges that the covenants contained herein are necessary to preserve and protect the existing Confidential Information and the System and any new Confidential Information or modifications of the System.

1.5
Distributor recognizes that his, her or its breach of any of the provisions of this Section 1 would result in serious harm to MPH for which monetary damages would not be an adequate remedy and that the amount of such damages would be difficult to determine. Therefore, if Distributor breaches any provision of this Section 1, then MPH shall be entitled to injunctive relief and specific performance in addition to any other available legal or equitable remedies. MPH may recover by appropriate action the amount, if ascertainable, of the actual damage caused to MPH by any failure, refusal or neglect of Distributor to perform the agreements herein contained, together with any and all costs incurred by MPH, including reasonable attorneys' fees, in seeking such relief. The remedies provided in this Agreement shall be deemed cumulative and the exercise of one shall not preclude the exercise of any other remedy at law or in equity for the same event or any other event.

1.6
It is the express intention of the parties hereto to comply with all laws that may be applicable to this Section 1. It is the express intention of MPH to restrict Distributor’s activities only to the extent necessary to protect the legitimate business interests of MPH. Should any restriction contained in any part of this Section 1 be found to exceed in time, scope or space the restriction permitted by law, it is expressly agreed that a court of competent jurisdiction shall reform or modify the covenants contained in this Section 1 to effect a lawful and enforceable duration, scope and geographical or customer restriction. The parties further expressly agree that the covenants contained in this Section 1 are severable and if any one or more of the provisions contained in any part of this Section 1 shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

2.
Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof, and no party shall be liable or bound to the other in any manner by any representations or warranties not set forth therein.

3.	Assignment. This Agreement may not be transferred or assigned by Distributor. MPH may freely transfer or assign this Agreement to an entity, company or firm that succeeds to the business of MPH.

4.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.

5.	Headings. The headings of the sections of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

6.
Modification and Waiver. Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof, and this Agreement may be modified or amended by a written instrument executed by all parties hereto. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by all parties to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

7.	Governing Law. This Agreement shall be construed, enforced and governed by the internal laws of New Zealand (without regard to its choice of law principles).

8.
Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable, this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement.

9.
No Reverse Engineering. Distributor acknowledges that the formula of each of the chemicals, paints, products and accessories used in connection with the System and the Business are trade secrets and covenants and agrees that he, she or it shall not, directly or indirectly, during the term of this Agreement or at any time thereafter, take any steps to reproduce, reverse engineer or otherwise ascertain the formulas for such chemicals, paints, products or accessories, nor shall he, she or it attempt to manufacture or produce such chemicals, paints, products or accessories or to obtain such chemicals, paints, products or accessories from any person whatsoever other than a person authorized to sell such chemicals, paints, products or accessories to Distributor pursuant to this Agreement. No tests of the chemicals, paints, products or accessories shall be performed by Distributor, whether during the term of this Agreement or at any time thereafter.

10.
Distributor Parties and Affiliates. To the extent that this Agreement is being executed by an individual or entity pursuant to the provisions of Sections 8.1 of the Distribution Agreement, the term “Distributor” in this Agreement shall refer to such individual or entity for every purpose hereunder.

IN WITNESS WHEREOF, the parties hereto have duly caused this Agreement to be executed as of the day and year first above written.

MICRO PAINT HOLDINGS
LIMITED

By:	/s/ Les Ellison

Name:
Title:

NEOMEDIA MICRO PAINT REPAIR INC.

By:	/s/ Scott Womble

Name:
Title: